Himalaya Shipping Ltd. (HSHP) – Mandatory Notification of Trade by PDMR

Hamilton, Bermuda, November 12, 2024

On November 11, 2024, Mr. Bjorn Isaksen entered into a forward purchase agreement with Drew Holdings Ltd. to purchase 200,000 common shares in Himalaya Shipping Ltd. for settlement on June 15, 2026 at a price of $7.13 per share, to be adjusted by 5% interest less any dividends paid between November 11, 2024 and the settlement date. Mr. Isaksen is the chairman of Himalaya Shipping Ltd.'s board and thus, as per the Market Abuse Directive, a person discharging managerial responsibilities in Himalaya Shipping Ltd.

Mr. Isaksen and his close associates currently own 400,000 shares and have options on 150,000 shares in Himalaya Shipping Ltd. Following the settlement of the forward purchase agreement, Mr. Isaksen and his close associates will, on this basis, own 600,000 shares.

Please refer to the attached form of notification of a transaction by a person discharging managerial responsibilities.

This information is disclosed as required by Regulation EU596/2014 (“MAR”), article 19 and section 5-12 of the Norwegian Securities Trading Act.

Questions should be directed to: Herman Billung, Contracted CEO, +47918 31590